Exhibit 99.2


                           Review and Recommendations
                         Hotspot Mineral Claim, #569675
                        South Cariboo Region, NTS: 92P/3
                          Upper Loon Lake Project Area
                            British Columbia, Canada




Prepared by: James W. McLeod, P. Geo.



For: Massey Exploration Corp.





Dated: November 14, 2007
Savona, British Columbia
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                                Table of Contents

                                                                            Page
                                                                            ----

Contents                                                                       2

Illustrations                                                                  3

0.0     Summary                                                                4

1.0     Introduction and Terms of Reference                                    4
1.1     Glossary                                                               5

2.0     Disclaimer                                                             7

3.0     Property Description and Location                                      7

4.0    Accessibility, Climate, Local Resources,
         Infrastructure and Physiography                                       8

5.0    History                                                                 9

6.0    Geological Setting
6.1    Regional Geology                                                        9
6.2    Local Geology                                                           9
6.3    Property Geology                                                       10
6.4    Deposit Type                                                           10
6.5    Mineralization                                                         11

7.0    Exploration
7.1    Geophysics of the Hotspot Mineral Claim                                11
7.2    Geochemistry of the Hotspot Mineral Claim                              11

8.0    Drilling                                                               11

9.0   Sampling Method and Approach                                            12
9.1   Results                                                                 12

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                                                                            Page
                                                                            ----

10.0  Sample Preparation, Analyses and Security                              12

11.0  Data Verification                                                      13

12.0  Adjacent Properties                                                    13

13.0  Mineral Processing and Metallurgical Testing                           13

14.0  Mineral Resource and Mineral Reserve Estimates                         13

15.0  Other Relevant Data and Information                                    13

16.0  Interpretation and Conclusions                                         14

17.0  Recommendations                                                        14
17.1  Recommended Drilling                                                   15

18.0  References                                                             15

19.0  Author's Qualifications and Certification                              16

                                  Illustrations

                                                                    Location


Figure 1.    Location Map, 1: 7,500,000                            after page 4

Figure 2.    Claim Map, 1: 50,000                                  after page 7

Figure 3.    Regional Geology Map, Scale 1: 253,440                after page 8

Figure 4.    Aeromagnetic Map, Scale 1: 63,360                     after page 10

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0.0  Summary

The Hotspot property consists of one located mineral claim comprising a total of 16 contiguous cells. The mineral claim is situated in the Bonaparte Plateau between Loon Lake and Upper Loon Lake in the South Cariboo Region of British Columbia, Canada. Massey Exploration Corp., a Nevada, USA company is the beneficial owner of the mineral claim.

The general claim area is underlain by the youngest rock units in the area that occur as volcanic flow basalts. In or below some of the deeply incised erosional valleys which can be fault controlled occur the oldest units in the area. These older units are of the Upper Triassic age volcanics and possibly minor sediments of the Nicola Group that are seen to underlie the Miocene age basalt flows.

The rock units exhibit an aeromagnetic pattern that could indicate a response to underlying deformation due to structural features, such as faulting, folding and rock alteration. Much of the mineral claim is drift or overburden covered and offers exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated this northwesterly trending zone. These fluids could emanate from deeper occurring intrusions and travel along structurally prepared conduits in the underlying bedrock.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and soil geochemistry program. An exploratory drilling program could follow the Phase 1 - 3 surveys and be contingent upon positive results being obtained from the previous surveys.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

1.0 Introduction, Terms of Reference and Glossary

The report of "Review and Recommendations, Hotspot Mineral Claim, Tenure #569675, South Cariboo Region, Upper Loon Lake Project Area, British Columbia, Canada", dated November 14, 2007, includes the property and surrounding geology,

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                      Figure 1. Location Map, 1: 7,500,000



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history,  past exploration and mineral  potential.  This report is being done at the request of the Board of Directors of Massey Exploration Corp. The author of this report is a Qualified Person. He is a registered Professional Geoscientist, #18,712 and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 36 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as "Google". Search for "Dictionary of Earth Science Terms", then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the author's definitions listed in the Glossary in this report.

1.1 Glossary

     (Specific to a Report on the Hotspot Mineral Claim, #569675 by James W. McLeod, P.Geo. (BC), Consulting Geologist dated November 14, 2007 on behalf of Massey Exploration Corp.)

     Analcite-bearing trachybasalt - Analcite or analcime is a hydrous sodium aluminum silicate mineral that predominates in the extrusive or volcanic form of its igneous equivalent, a syenogabbro.

     Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

     Dry Interior Belt biotic zone - a division of life forms and climatic zones that make-up or may be particular to British Columbia, Canada. Another example could the Cariboo Parklands zone.

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     Elongate  basin - a longer than wide  depression  that may be  favorable to in-filling by adjacent eroding mountains.

     Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

     Intermontane belt - between mountains (ranges),  a usually longer than wide
     depression   occurring  between  enclosing   mountain  ranges  that  supply
     erosional material to infill the basin.

     Mineral tenure of B.C. - the rights, privileges and obligations specified, by the acquisition of mineral tenure, in the Mineral Tenure Act of the Province. Specifics of what a mineral tenure holder can, cannot and must do to hold mineral title in British Columbia, Canada. Since B.C. is a Provincial jurisdiction mineral tenure lies with the province unless federal jurisdiction is encroached, i.e. fisheries or if the mineral activity takes place in a federal territory, i.e. Nunavit. Also a federally chartered company may have to use Canadian (federal) rules and regulations.

     Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

     Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

     Propylitic alteration - a process of hydrothermal alteration whereby in igneous rocks a major mineral, plagioclase feldspar is altered to a secondary assemblage of new mineral forms. Recognition of the process in a rock sample is important to establishing what effects hydrothermal alteration may have had on the general setting from which the sample was derived.

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     Skarnification - a contact  metamorphic rock alteration  process by which a lime-bearing silicate rock is formed from a limestone by association with a nearby igneous intrusion that imparts generally large amounts of silicon, aluminum, iron and magnesium to the new formed rock or skarn.

     UpperTriassic age Nicola Group - rock units of similar age within the age range of 180-205 million years before the present. To constitute a group it must be composed of at least two formations.

     Volcaniclastic - Angular to rounded particles of a wide range of sizes within (a welded) finer grain-sized matrix of volcanic origin.

2.0 Disclaimer

The author reviewed the historical data and has personally visited the property area. This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the general area and mineral exploration business and upon sources of information that are identified.

3.0 Property Description and Location

The Hotspot mineral claim consists of 16 mineral cells in one contiguous, 4X4 block (see Figure 2) and is listed as follows:

     Name              Tenure No.         Cells             Good to Date
     ----              ----------         -----             ------------

     Hotspot            569675              16             Nov. 08, 2008

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                         Figure 2. Claim Map, 1: 50,000

The beneficial owner of the above listed mineral claim is Massey Exploration Corp., 300-508 24th Ave., S.W., Calgary, Alberta, T2S 0K4 Canada. Attention:
Michael Hawitt, President/Director.

The Hotspot mineral claim is comprised of 16 contiguous cells (see Figure 2) totaling 800 acres. The mineral claim area may be located on the NTS map sheet, 92P/3. At the center of the property the latitude is 51(Degree) 11' 9" N and the longitude is 121(Degree) 04' 03" W. The claim is motor vehicle accessible from the Village of 70 Mile House, B.C. by traveling 17 miles east- southeast along the Upper Loon Lake gravel ranch road to the mineral claim.

4.0 Accessibility, Climate, Local Resources,
    Infrastructure and Physiography

The Hotspot property lies in the interior plateau of the province and within the Cariboo Parkland biotic or life zone of British Columbia. The area experiences about 20" - 30" of precipitation annually of which about 25% may occur as a snow equivalent. The summers can experience hot weather while the winters are generally more severe than the dry belt to the east and can last from November through March.

Much of this area of the interior plateau, with its rolling hills, hosts clusters of lodgepole pine with similar stands of aspen. Douglas fir and Engelmann spruce round out the other conifer cover, but in lesser abundance. The general area supports an active logging industry. Mining holds an historical and contemporary place in the development and economic well being of the area.

The Town of 100 Mile House and the City of Kamloops, British Columbia lie 46 miles and 86 miles by road northwest and southeast of the Hotspot mineral claim, respectively. Each offer much of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Kamloops B.C. is highway accessible from Vancouver, B.C. in a few hours by traveling over the Coquihalla highway. Kamloops has a good airport and the overnight Greyhound bus service is a popular way to send-in samples and to receive additional equipment and supplies.

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                Figure 3. Regional Geology Map, Scale 1: 253,440

The claim area ranges in elevation from 3,150 feet to 3,600 feet mean sea level. The physiographic setting of the property can be described as rounded, open range pockets among the clusters of conifer (evergreens) and aspens in a plateau setting. The area has been surficially altered both by the erosional and the depositional (drift cover) effects of glaciation. Thickness of drift cover in the valleys may vary considerably. Fresh water lakes and small streams are abundant in the area.

5.0 History

The recorded mining history of the general area dates from the 1850's when gold miners passed through the area, often going further north. Some minor placer gold occurrences were discovered in the area of the Bonaparte and Deadman Rivers. The most significant lode gold deposit developed in the area was that of the Vidette Gold Mines, Ltd. of Vancouver, B.C. which operated an underground lode gold deposit at the northeast-end of Vidette Lake. The mine operated from 1931-40 with its production coming from a vein deposit in Nicola volcanic rocks. They rendered the gold produced by flotation. Industrial mineral discoveries have been made in the area, such as volcanic (rhyolite) ash for possible use as pozzolan and diatomaceous earth.

6.0 Geological Setting

6.1 Regional Geology

The regional geological mapping conducted during 1964-65 was carried-out by Campbell and Tipper, reported by them on the Bonaparte Lake map area, Geological Survey of Canada, NTS 92P (see Figure 3 and References). The area is seen to be underlain by rock units ranging in age from the Pennsylvanian to the Miocene and being mainly of volcanic origin, although some of the older units are of intrusive and sedimentary origin. The older units are only found along the deep incisions found along some of the deeper creek valleys, i.e. the Deadman River and Loon Creek. The younger Eocene - Miocene aged volcanic flow rock units are observed in the area and alkali basalt flows of Miocene age occur as cap rocks in the general area.

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6.2 Local Geology

The local geological mapping was undertaken in 1988-89 by P.B. Read (see References) in his study of the Tertiary stratigraphy and industrial mineral potential of the area. His mapping is detailed and portrays the extensiveness of the basalt flows even in this the southern part of the pervasive and widespread occurrences to the north, an area covering thousands of square miles. He measured the olivine basalt occurrences along the Bonaparte River, Loon Creek and the Deadman River valleys and arrived at an estimate of the thickness of ~ 1,600 feet. They are thought to lie upon faulted bedrock of Pennsylvanian age and younger.

6.3 Property Geology

The geology of the Hotspot  property area may be described as being  overlain by generally thick Tertiary basalt flows of Eocene - Miocene age. The olivine basalts of the Chasm Formation are the youngest rocks found on the property and throughout the local area. These flows have covered the next youngest units of the Deadman River Formation that hosts the ash and diatomaceous earth occurrences, as well as other water borne younger sediments, such as siltstone, shale, sandstone and conglomerate.

6.4 Deposit Type

The deposit types that are found occurring in the more local area are those of the rhyolite ash with possible (pozzolan) potential and diatomaceous earth. The rhyolite ash occurrences are only found on the Deadman River drainage that has been capped by much basalt and has lent to their preservation. The deep erosional incisions into for instance, the Deadman River Formation is the only way to prospect for these minerals or materials of interest, that is along the base of the formation basalt unless drilling and/or trenching methods are used. Placer gold is recorded as occurring in the Bonaparte and Deadman Rivers. In the northeast corner of the map sheet, 92P/2, 3, at the source of the Deadman River is Vidette Lake. The Vidette Gold Mine, Ltd. operated during the period 1931-40. It produced from 1933, through the depths of the depression and closed in 1940. From 54,000 tons of ore treated, its production was 29,869 oz. of gold; 46,573 oz.of silver; 96,619 lb. of copper and 356 lb. of lead. The production came from

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                  Figure 4. Aeromagnetic Map, Scale 1: 63,360
an underground operation in Nicola volcanic rock units, recovery of the gold was by flotation.

The deposit types that historically predominate in the general area are, as the larger target, as a porphyry-type base metal (copper-gold-palladium or copper-molybdenum) occurrence with peripheral base and precious metal occurrences as veins and/or contact zones of mineralization. The most prolific host in this area is the Nicola Group volcanic rocks that are often skarnified or altered.

Geophysical techniques may be most effective in the covered areas as a follow-up to prospecting, mapping and soil sampling of the phase one program.

6.5 Mineralization

The   author   has    observed   in   places    within   the    regional    area
pyrite-pyrrhotite-chalcopyrite mineralization as mesothermal replacements or vein-type of occurrences that lie peripheral to the porphyry-type occurrence in the volcanic tuffs (as volcanic skarn). These occurrences were observed in the massive volcanic units and in medium grain-sized intrusive rock within steeply dipping to vertical fissure/fault zones with some dissemination in the adjacent wallrock. Alteration accompanying the pyritization is often observed as epidote-chlorite-calcite or as a propylitic assemblage.

7.0 Exploration

7.1 Geophysics of the Hotspot Property

The aeromagnetic results shown in Figure 4 are from a survey conducted by Lockwood Survey Corporation Limited of Toronto, Ontario. The survey was conducted during the period November 1966 to May 1968. The data was published on a topographical map sheet of the area for the Department of Energy, Mines and Resources, Ottawa, Ontario, as GSC Map 5221G. The survey was flown at 1,000 feet above ground level.

There is a northwest magnetic trend across the claim. The central area of the claim covers a portion of several magnetic "low" features. The change in gradient in the northeast corner of the claim suggests a structural feature i.e.

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a possible  northwest  trending and southwest dipping fault. The possibility may exist that this represents a rock contact or alteration zone that is expressed as a northwest trending series of magnetic "lows" possibly due to rock alteration of the primary magnetite in the bedrock.

7.2 Geochemistry of the Hotspot property

To the best of the authors' knowledge, the Hotspot property has not undergone any detailed ground exploration work including soil geochemistry.

8.0 Drilling

No drilling appears to have taken place on the area covered by the Hotspot mineral claim.

9.0 Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The samples grid location correlated with global positioning system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1 Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

10.0 Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

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The  samples  would  be in  the  possession  of  the  field  supervisor  of  the exploration project. Two scenarios are suggested in the way soil samples are taken and analyzed. These methods are mentioned with a brief description as follows:

1) The standard approach of seeking and sampling the 'B' horizon, (the rusty, oxidized and possibly enriched zone). The samples most often undergo standard acid digestion, multi-element analyses by the induction coupled plasma (ICP) method and the atomic absorption (AA) method for the detection of precious metals with back-up analyses and/or assaying of anomalous samples to acquire more detail.

2) The relatively new and proprietary method called mobile metal ions (MMI). The samples in these northern climates are taken consistently from between 4" and 10" in the soil layer below the interface between the humus or organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the analyses are more expensive than standard method, but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

11.0 Data Verification

Previous exploration has not been conducted on this mineral claim area by the author, but its good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property.

The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0 Adjacent Properties

The Hotspot mineral claim lies in a general area that has undergone some exploration work and where active exploration work is reportedly being undertaken on nearby properties. The Nicola Group belt is being sought because of the mineral production from these rock units.

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13.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the Hotspot property.

14.0 Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or mineral reserve calculations, that in any way conforms to currently accepted standards, could be undertaken at this time.

15.0 Other Relevant Data and Information

All relevant data and information concerning the Hotspot property has been presented in this report.

16.0 Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the possible discovery of a large, probably low grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Hotspot mineral claim.

17.0 Recommendations

The author believes that the mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the general area. The glacial drift covered parts of the property offer good exploration areas because of their proximity to known mineralization, geological setting and generally a lack of exploration testing. Also, remote sensing such as the aeromagnetic results may indicate possible exploration areas of interest within the Hotspot mineral claim.

Detailed prospecting, mapping and soil sampling of the claim area should be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive phases are contingent upon positive (encouraging) results being obtained from each preceding phase:

Phase 1

Detailed  prospecting,  mapping  and mobile  metal ion
(MMI) soil  sampling  and subsequent  proprietary digestion.
The  program is expected to take 4 weeks to complete,
including turn-around time for analyses in Australia. It
is estimated to cost approximately,                                      $ 6,500

Phase 2

Grid  controlled  magnetometer  and VLF-EM  surveys  over
the areas of  interest determined  by  the  Phase 1 survey.
Included  in  this  estimated  cost  is transportation,
accommodation, board, grid installation, the geophysical
surveys, maps and report                                                  12,000

Phase 3

Induced polarization survey over grid controlled anomalous
areas of interest outlined by Phase 1&2 fieldwork. Hoe or
bulldozer trenching, mapping and sampling of bedrock
anomalies. Includes assays, detailed maps and reports                     37,500
                                                                         -------

                                        Estimated Total                  $56,000

17.1 Recommended Drilling

No recommendations for drilling on the Hotspot mineral claim can be made at this time. If the exploration were to proceed through Phase 3 this decision may then be made.

18.0 References

British Columbia Minister of Mines, Annual Report 1933, 1934 and 1940.

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British Columbia Ministry of Energy,  Mines and Petroleum  Resources  Assessment
Reports - 356, 396, 7861, 7938, 9009, 18256.

Campbell, R.B. and Tipper, H.W., 1964-65. GSC, Bonaparte River Map 3-1966.

Cockfield, W. E. (1948): Geology and Mineral Deposits of the Nicola Map-area, British Columbia; GSC, Memoir 249.

Duffell, S. and McTaggart, K. C. (1952): Ashcroft Map-area, British Columbia; GSC, Memoir 262.

Geophysical Paper 5221, Loon Creek, British Columbia, Sheet 92P/3, Aeromagnetic Map, 1"=1 mile, Scale 1:63,360.

Porphyry Deposits of the Canadian Cordillera - Special Volume 15, 1976. Canadian Institute of Mining and Metallurgy.

Preto, V. A., 1972. Geology of Copper Mountain. Bulletin 59, British Columbia Department of Mines and Petroleum Resources.

Preto, V. A. Geology of the Nicola Group between Merritt and Princeton. Bulletin 69, British Columbia Ministry of Energy, Mines and Petroleum Resources.

Read, P.B. Open File 1989-21, Tertiary Stratigraphy and Industrial Minerals, Bonaparte to Deadman Rivers, NTS 92P/2, 3.

Rice, H.M.A., 1947. Memoir 243: Geology and Mineral Deposits of the Princeton Map Area, British Columbia. Mines and Geological Branch, Canada. Department of Mines and Resources.

19.0 Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently self-employed as a Consulting Geologist with an office located at 6857 Valley Road, P.O. Box 216, Savona, British Columbia, V0K 2J0, Canada.

     2.0 I am a graduate of the University of British Columbia (1969), B.Sc (Major Geology).

     3.0 I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, with membership #18712 and a Fellow of the Geological Association of Canada.

     4.0  I have worked as a geologist for a total of 36 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6.0 I am responsible for the preparation of sections 1 to 19 of the technical report titled "Review and Recommendations, Hotspot Mineral Claim, South Cariboo Region, Upper Loon Lake Project Area, British Columbia, Canada." Dated November 14, 2007 (the Technical Report") relating to the Hotspot property.

     7.0 I have had prior involvement in the general area and specifically the areas east, northwest and south of the Hotspot mineral claim.

     8.0 I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     9.0 I am independent of the issuer and have neither interest in the Hotspot mineral claim nor Massey Exploration Corp.

     10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

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
     11.0 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

Dated at Savona, British Columbia this 14th Day of November, 2007.


                                            /s/ James W. McLeod, P. Geo.
                                            ------------------------------------
                                            James W. McLeod, P. Geo.
                                            Qualified Person

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